ENGAGEMENT AGREEMENT

THIS AGREEMENT is made the 11 day of January 2008

BETWEEN:	CONSOLIDATED WATER CO. LTD.,
a Cayman Islands company having its registered office at
Windward Three, 4th Floor
Regatta Office Park, West Bay Road
P.O. Box 1114, Grand Cayman, KY1-1102,
Cayman Islands
(“the Company”)

AND:	GREGORY S. McTAGGART
of P. O. Box _30984, Grand Cayman, KY1-1204,
Cayman Islands
(“the Vice-President”)

IT IS AGREED:-

Engagement

1.	The Vice-President is engaged as Vice-President of Cayman Operations commencing on the 1st day of January, 2008 subject to the termination provisions set out in Clauses 18 and 19.

Remuneration

2.	The Vice-President’s Base Salary will be US$132,750 per annum payable semi-monthly in arrears.

3.
In addition, during the term of this Agreement, the Company will pay the full cost of providing medical insurance, as generally provided for the Company’s employees from time to time, for the Vice-President and his wife and dependants.

4.
Subject to approval of the members of the Company at the Company’s next Annual General Meeting and of the Committee to be set up to administer the Company’s Equity Incentive Plan (“the Plan”), the Vice President will participate in the Plan and will be granted as at November 30, 2007 (“the Grant Date”) an option to purchase 17,700 ordinary shares of the Company (subject to adjustment in accordance with the Plan) at the closing price of the Company’s ordinary shares on the primary listing exchange on the Grant Date.  The option will vest in tranches of 5,900 shares each on January 1, 2009, January 1, 2010, and January 1, 2011 (“the Vesting Dates”), and each may be exercised by the Vice President in accordance with the Plan and subject to Clause 19(d), no more than three years from the relevant Vesting Date, after which the option in respect of that tranche will expire.  If the Company’s shareholders do not approve the Plan or the Committee does not approve the grant to the Vice-President, then the Company must within thirty days of the Annual General Meeting pay the Vice President a lump sum equal to 25% of his Base Salary.

5.
In addition, during the term of this Agreement, the Company will make contributions to a pension scheme of the Vice-President’s choice but which must be approved under the National Pensions Law, in the same manner and on the same basis as it makes contributions from time to time, in respect of its other employees pursuant to the National Pensions Law on a maximum salary base of CI$60,000.00 per annum or such other base as is required by that Law from time to time.

6.
The Vice-President’s Base Salary will be reviewed as of January 1st each year by the Company’s Chief Executive Officer (“the CEO”) who may grant an increase but must not reduce the Vice-President’s salary below the level set out in Clause 2 or in the immediately preceding year, whichever is applicable.

7.
If by not later than January 31st in each calendar year commencing with the year 2008, the Vice-President and the CEO have agreed to Performance Goals for the Vice-President for that calendar year, and if those Performance Goals are met for that year, then the Company must pay to the Vice-President a Performance Bonus for that year in an amount not less than 25% of the Vice-President’s Base Salary for that calendar year, as adjusted by Clause 6.  The Board of Directors, in its sole and absolute discretion, and taking into consideration the recommendations of the CEO, if any, may determine to pay a larger Performance Bonus.  In any calendar year that all of the Performance Goals are not met, the Board of Directors, in its sole and absolute discretion, and taking into consideration the recommendations of the CEO, if any, may, but is not obligated to, pay the Vice-President a Performance Bonus in an amount determined by the Board of Directors. The Performance Bonus must be paid entirely in cash.

8.	The Company will provide the Vice-President with a motor vehicle which, in the sole opinion of the Company, is suitable for the discharge of the Vice-President’s duties hereunder.

Responsibilities

9.	The Vice-President’s work will be performed mainly in West Bay, Grand Cayman.

The Company reserves the right to transfer the Vice-President to any other place of business which it may establish in the Cayman Islands.

10.	The Vice-President must devote the whole of his time to the Company's business and must use his best endeavours to promote the Company's interest and welfare.

The Vice-President must provide strategic and operational direction to the water production and supply operations in the Cayman Islands of the Company’s wholly-owned subsidiaries in the Cayman Islands and any other operations that may be assigned to him by the CEO from time to time (“the Subsidiaries”), which includes but is not limited to, (i) establishing strategic objectives, operating policies and procedures to attain Corporate Objectives, (ii) evaluating performance of the Subsidiaries to determine if operational and financial objectives are being met, (iii) establishing and co-ordinating responsibilities and procedures among subordinate departments, (iv) ensuring that accurate and timely information is available for management and/or Board use and (v) any further duties reasonably required of and assigned to him by the CEO which he must discharge in accordance with directions of the CEO.

Corporate Objectives include but are not limited to; (i) meeting or exceeding budgeted earnings targets, (ii) improving operating profit margins, (iii) achieving excellent customer service, (iv) achieving excellent employee relations, and (v) improving the maintenance and reliability of plant and equipment.

The Vice-President’s powers and responsibilities include the following:-

(a)
Directing and managing the day-to-day activities of the Subsidiaries’ water production and supply operations, including plant operation and maintenance, collection of billing data, plant expenditures and the safeguarding of plant assets;

(b)	Preparing the Subsidiaries’ operating and capital expenditure budgets;
(c)	Preparing and implementing a fixed asset maintenance and retirement schedule;
(d)	Liaising with the Government regulator on all matters related to the Subsidiaries’ water production and supply licences;
(e)	Providing technical support to the Subsidiaries’ Customer Service department when required;
(f)
Overseeing the supervision of subordinate personnel, including work allocation, training, and problem resolution, evaluating performance and making recommendations for Subsidiaries personnel actions and motivating its employees to achieve peak productivity and performance;

(g)	Preparing and presenting the monthly operations reports of each of the Subsidiaries to management and the Board;
(h)	Carrying out any special projects which may be assigned to the Vice President from time to time.

The Vice-President must perform his duties under this Agreement during normal business hours from Monday to Friday inclusive (except on public holidays) but he accepts that his duties, which include travelling on the Company’s business both within the Cayman Islands and abroad, may, from time to time, require work to be undertaken on Saturdays, Sundays and public holidays.

The Vice-President must not directly or indirectly engage in any activities or work which the Board deems to be detrimental to the best interests of the Company.

11.	In case of inability to work due to illness or injury, the Vice-President must notify the Company immediately and produce a medical certificate for any absence longer than three working days.

12.	The Vice-President is entitled to up to ten (10) days sick leave per year (but not more than three consecutive days at any time) without a medical certificate.

Holidays

13.	The Vice-President is entitled, during every calendar year to the following holidays during which his remuneration will continue to be payable:-

(a)	all public holidays in the Cayman Islands, and

(b)	four (4) weeks vacation to be taken at a time to be approved by the CEO.

Reimbursement of Expenses/Fees Earned

14.	(a)
All expenses for which the Vice-President claims reimbursement must be in accordance with any policies established by the Board from time to time and must be within the operating budgets approved by the Board.  The Company must reimburse the Vice-President for the costs incurred by the Vice-President in his performance of his duties on production of the necessary vouchers or, if he is unable to produce vouchers, on the Vice-President’s proving, to the CEO’s satisfaction, the amount he has spent for those purposes.

(b)
Any fees and payments received by the Vice-President for or in relation to acting as director or officer of a subsidiary or affiliate of the Company will be the property of the Company and the Vice-President must account to the Company for it.

Non-Competition

15.
The Vice-President agrees, as a separate and independent agreement, that he will not during any period for which he is entitled to remuneration under this Agreement, whether for his own account or for the account of any other person, firm or body corporate, either alone or jointly with or as director, manager, agent or employee of or as consultant to any person, firm or body corporate, directly or indirectly, carry on or be engaged or concerned or interested in any person firm or body corporate which conducts business identical to or similar to that conducted by the Company in any jurisdiction in which the Company carries on business (whether directly or indirectly).

Company Information, Documents, Confidentiality, and Non-Solicitation

16.	(a)
All information, documents, books, records, notes, files, memoranda, reports, customer lists and other documents, and all copies of them, relating to the Company’s business or opportunities which the Vice-President keeps, prepares or conceives or which become known to him or which are delivered or disclosed to him or which, by any means come into his possession, and all the Company’s property and equipment are and will remain the Company’s sole and exclusive property both during the term of this Agreement and after its termination or expiration ;

(b)
If this Agreement is terminated for any reason, or if the Company at any time requests, the Vice-President must promptly deliver to the Company the originals and all copies of all relevant documents that are in his possession, custody or control together with any other property belonging to the Company.  Should the Vice-President afterwards require access to copies of those documents for any reasonable purpose, the Company must provide them on his request;

(c)
The Vice-President must not, at any time during the term of this Agreement or within one year after its termination or expiration, either for his own account or for the account of any other person, firm or company, solicit, interfere with or endeavour to entice away from the Company any person, firm or company who or which, at any time during the currency of this Agreement was an employee, customer or supplier of or was in the habit of dealing with the Company.

17.
Except where such information is a matter of public record or when required to do so by law, the Vice-President must not, either before or after this Agreement ends, disclose to any person any information relating to the Company or its customers of which he becomes possessed while acting as Vice-President.

Termination

18.	This Agreement will terminate and, except to the extent previously accrued, all rights and obligations of both parties under it will cease if either of the following events occurs:-

(a)	The Vice-President dies.

(b)	The Vice-President gives three (3) months written notice of termination to the Company.

19.	(a)
The Company may, by written notice, terminate this Agreement with immediate effect if the Vice-President conducts himself in a manner that would justify immediate dismissal of an employee in accordance with Section 51(1)(a)[1] of the Labour Law and, except to the extent previously accrued, all rights and obligations of both parties under this Agreement will cease.

(b)
If through physical or mental illness, the Vice-President is unable to discharge his duties for sixty (60) successive days, as to which a certificate by any doctor appointed by the Company will be conclusive, then

(i)	the Vice-President will be relieved of his duties, his salary reduced to US$1,000.00 per annum and his bonus entitlement suspended, but

(ii)
the Company will continue to pay the full cost of providing medical insurance for the Vice-President and his wife and dependants together with pension contributions (such contributions to be equal to the pension contribution made on behalf of the Vice-President for the previous financial year of the Company), until the Vice-President is able once again to resume his duties in full.

If this incapacity continues for a period of two years (including the 60-day period referred to above) the Vice-President’s employment will be deemed to have been terminated by mutual consent at the expiration of that period.

(c)
The Company may terminate this Agreement at any time upon serving three month’s notice to the Vice-President and paying the Vice-President severance pay in accordance with the Labour Law or in an amount equal to six-twelfths of the Base Salary, as adjusted by Clause 6, whichever amount is greater.

(b)	If:-

(i)	the Vice-President terminates this Agreement under Clause 18(b); or

(ii)	the Company terminates this Agreement under paragraph (a) of this Clause or in accordance with Sections 51(1)(b)[1], 51(1)(c)[1] or 51(1)(f)[1] of the Labour Law;

all unvested options of the Vice-President under the Plan will be deemed to have expired as of the date of service of the notice of termination.

Notices

20.
Any notice to be served under this Agreement must be in writing and will be deemed to be duly served if it is handed personally to the Secretary of the Company or to the Vice-President as the case may be, or if it is sent by registered post to the addressee at the relevant address at the head of this Agreement.  A notice sent by post will be deemed to be served on the third day following the date on which it was posted.

Previous Agreements Superseded

21.	(a)
This Agreement supersedes as of January 1st 2008 all prior contracts and understandings between the parties relating to its subject-matter except that benefits earned or accrued under any such prior contracts are not extinguished or affected.

1 Sections 51 – 53 (inclusive) of the Labour Law (2001 Revision) are attached
(b)
In particular, the Participation Agreement dated ___________ between the Company and the Vice-President relating to the Vice-President’s participation in the Company’s Share Incentive Plan is terminated by mutual consent as of December 31st 2007, except that benefits earned or accrued under that Agreement are not extinguished or affected.

Waiver

22.	No change or attempted waiver of any of the provisions of this Agreement will be binding unless in writing and signed by the party against whom it is sought to be enforced.

Severability of Provisions

23.
Whenever possible, each provision of this Agreement must be interpreted in such manner as to be effective and valid.  If any provision of this Agreement or the application of it is prohibited or is held to be invalid, that prohibition or invalidity will not affect any other provision, or the application of any other provision which can be given effect without the invalid provision or prohibited application and, to this end, the provisions of this Agreement are declared to be severable.

Headings

24.	The headings in this Agreement are included for convenience only and have no legal effect.

Applicable Law and Jurisdiction

25.
This Agreement must be construed and the legal relations between the parties determined in accordance with the laws of the Cayman Islands to the jurisdiction of the courts of which the parties agree to submit.

EXECUTED for and on behalf of	CONSOLIDATED WATER CO. LTD.
CONSOLIDATED WATER CO LTD.
by:
In the presence of:

Witness	Director

EXECUTED by GREGORY S.
McTAGGART in the presence of:

Witness	GREGORY S. McTAGGART